

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2023

Rui Chen
Chief Executive Officer
Bilibili Inc.
Building 3, Guozheng Center
No. 485 Zhengli Road, Yangpu District
Shanghai, 200433
People's Republic of China

> **Re: Bilibili Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed April 27, 2023**
> **File No. 001-38429**

Dear Rui Chen:

We have reviewed your November 13, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 5

1.   The Company's response to prior comment 3 shows that a significant portion of the Company's total present assets on a consolidated basis consisted of investment securities as of June 30, 2023.

   1.   Please provide a detailed legal analysis as to whether the Company is primarily engaged in the business of investing, reinvesting or trading in securities under Section 3(a)(1)(A) of the Investment Company Act of 1940 (the "Act") when considering the fifth factor under *Tonopah*, "the nature of the issuer's present assets." Please also advise as to the percentage of the Company's consolidated assets

that consist of investment securities as of the fiscal quarter ending September 30, 2023.

2. To the extent that the Company's consolidated holdings in investment securities are not materially different from its holdings as of June 30, 2023, please include a risk factor in future 20-F filings addressing the risk that the Company may be considered an "investment company" under the Act and the associated consequences. Please provide a draft copy of such risk factor with your response.

2. We note that the Company's response to prior comment 3 describes cash to include, among others, "highly liquid investments [. . .] with original maturities from the date of purchase of three months or less."

1. Please describe these investments in detail, and please also provide analysis as to why you consider such investments to be cash items for purposes of Section 3(a)(1)(C) of the Act.

2. In addition—assuming for this purpose that these assets are classified as investment securities rather than as cash items—please (i) advise as to the percentage of the Company's assets that consist of investment securities on a consolidated basis and (ii) provide an updated analysis under Section 3(a)(1)(C) of the Act for each issuer holding such investments on an unconsolidated basis, in each case as of September 30, 2023.

3. In your response to prior comment 6, you state: "Because no market quotations are readily available for the securities of any of the VIEs, the 'value' of such relationships for purposes of section 2(a)(41) of the Act are the book values of each VIE, which reflect the fair value of such relationships as determined in good faith by the Company's Board of Directors in accordance with section 2(a)(41)(A) of the Act." Please explain with greater specificity how this value was determined, including citations to relevant legal authority under the Act and, as necessary, supporting accounting guidance, models or methods.

Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Haiping Li